 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FEG ABSOLUTE ACCESS FUND I LLC

(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS FUND I LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kevin J. Conroy

FEG Absolute Access Fund I LLC

201 East Fifth Street, Suite 1600

Cincinnati, OH 45202

(888) 268-0333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 28, 2019

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$58,000,000 (approximately 25.00% of 6/30/2019 NAV) (a)	Amount of Filing Fee:	$0.00 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Issuer is a feeder fund in a master-feeder structure and invests substantially all of its assets in FEG Absolute Access Fund LLC (the “Master Fund”). All Shares repurchased from investors of the Issuer by the Issuer, if any, will have corresponding repurchases of limited liability company interests of the Master Fund from the Issuer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is also subject to Rule 13e-4. Issuer avails itself of SEC staff no-action relief applicable to feeder funds for fees on shares they offer to repurchase from the public. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

[   ]        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

●	FEG Absolute Access Fund I LLC (formerly FEG Absolute Access TEI Fund LLC) (the “Fund”) is offering to purchase Class I Units and Class II Units (as defined below) in the Fund (the “Offer”) in an amount up to 25.00% (approximately $58,000,000 based on the Fund’s net asset value as of June 30, 2019) of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below). As used in this Schedule TO, the term “Class I Unit” or “Class I Units” refers to the units of limited liability company interest in the Fund or fractions thereof that constitute the initial class of the Fund, and includes all or any portion of a Member’s Class I Units as the context requires. As used in this Schedule TO, the Term “Class II Unit” or “Class II Units” refers to the units of limited liability company interest in the Fund or fractions thereof designated as Class II Units, and includes all or any portion of a Member’s Class II Units as the context requires. As of the date of this tender, the Investment Manager to the Fund is the only shareholder of Class II Units, and the investment is the original seed investment. Class II Units are expected to commence operations at an appropriate time in the future when additional subscriptions are available. Members that desire to tender Class I Units or Class II Units for purchase must do so by 12:00 midnight, Eastern Time on September 26, 2019 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Class I Units or Class II Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Class I Units and Class II Units will be calculated for this purpose as of December 31, 2019, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

●	The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Class I Units and Class II Units during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Class I Units and Class II Units. Because the Fund’s fiscal year end is March 31, 2020, the Fund expects that the audit will be completed by the end of May 2020.

●	A Member may tender all or some of its Class I Units or Class II Units; however, a Member who tenders only a portion of its Class I Units or Class II Units shall be required to maintain a capital account balance at least equal to $50,000. See Item 4(a)(1)(ii).

●	Partial Class I Units and Class II Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Class I Units or Class II Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

●	For Members tendering all of their Class I Units or Class II Units in the Fund, Class I Units or Class II Units will be valued for purposes of determining their repurchase price as of the Repurchase Date. The amount that a Member who is tendering all of its Class I Units or Class II Units in the Fund may expect to receive on the repurchase of such Member’s Class I Units or Class II Units will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from pooled investment vehicles and/or managed accounts (collectively, the “Portfolio Funds”). Members who tender a portion of their Class I Units or Class II Units in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

●	Within fifteen days of the Notice Due Date, each Member whose Class I Units or Class II Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account). The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Class I Units or Class II Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year. The note will be held by UMB Fund Services, Inc. on the Member’s written behalf. Upon written request by a Member to UMB Fund Services, Inc., UMB Fund Services, Inc. will mail the note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

●	The Fund does not intend to impose any charges on the repurchase of Class I Units or Class II Units.

●	The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Class I Units or Class II Units being tendered. If the Fund accepts the tender of the Member’s Class I Units or Class II Units, the Fund will make payment for Class I Units or Class II Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s units in FEG Absolute Access Fund LLC, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

●	Members that desire to tender Class I Units or Class II Units for purchase must do so by 12:00 midnight, Eastern Time, on September 26, 2019 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Class I Units or Class II Units. Class I Units and Class II Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of Class I Units or Class II Units on or prior to the expiration of the Offer on October 25, 2019 (i.e., the date at least 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Class I Units or Class II Units after such date. See Item 4(a)(1)(vi).

●	If a Member would like the Fund to purchase all or any portion of its Class I Units or Class II Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to FEG Absolute Access Fund I LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on September 26, 2019. See Item 4(a)(1)(vii). The value of the Class I Units and Class II Units may change between June 30, 2019 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Class I Units and Class II Units being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated net asset value of their Class I Units or Class II Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (855) 334-4334 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to suspend, postpone or amend the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on September 26, 2019, a Member that tenders all of its Class I Units or Class II Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Class I Units or Class II Units is calculated, notwithstanding the Fund’s acceptance of the Member’s Class I Units or Class II Units for purchase.

Item 2.	ISSUER INFORMATION.

(a)          The name of the issuer is “FEG Absolute Access Fund I LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202 and its telephone number is (888) 268-0333.

(b)          The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund. As of the close of business on June 30, 2019, the net asset value of the Fund was $231,097,732. Subject to the conditions set out in the Offer, the Fund will purchase Class I Units and Class II Units in an amount up to approximately $58,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)          There is no established trading market for the Class I Units and Class II Units, and any transfer of Class I Units and Class II Units is strictly limited by the terms of the Limited Liability Company Operating Agreement dated as of February 8, 2011 (as most recently amended on May 18, 2017 and as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “FEG Absolute Access Fund I LLC”. The Fund’s principal executive office is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202 and the telephone number is (888) 268-0333. The Fund seeks to achieve its investment objective by investing substantially all of its assets in FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”), a Delaware limited liability company registered under the 1940 Act as a non-diversified, closed-end management investment company. FEG Absolute Access Fund has the same investment objective as the Fund. The investment manager of FEG Absolute Access Fund is FEG Investors, LLC (the “Adviser”). The principal executive office of the Adviser is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202. The directors on the Fund’s board of directors (the “Board of Directors”) are Kevin J. Conroy, David C. Hyland and Gregory J. Hahn. Their address is c/o FEG Absolute Access Fund I LLC at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)   Subject to the conditions set out in the Offer, the Fund will purchase Class I Units and Class II Units in an amount up to approximately 25.00% of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on September 26, 2019 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)          The value of the Class I Units or Class II Units tendered to the Fund for purchase will be the value of the Member's capital account (or portion thereof being repurchased) based on the net asset value as of the close of business on December 31, 2019, or, if the Offer is extended, as of any later Repurchase Date after reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Class I Units or Class II Units or portion thereof being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all or a portion of its Class I Units or Class II Units; however, a Member who tenders only a portion of its Class I Units or Class II Units shall be required to maintain a capital account balance at least equal to $50,000.

For Members tendering all of their Class I Units or Class II Units in the Fund, Class I Units and Class II Units will be valued for purposes of determining their repurchase price as of the Repurchase Date. The amount that a Member who is tendering all of its Class I Units or Class II Units in the Fund may expect to receive on the repurchase of such Member’s Class I Units or Class II Units will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds. Members who tender a portion of their Class I Units or Class II Units in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

Within fifteen days of the Notice Due Date, each Member whose Class I Units or Class II Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account). The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds (through the Fund’s investment in FEG Absolute Access Fund), whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Class I Units or Class II Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

The Fund does not intend to impose any charges on the repurchase of Class I Units or Class II Units.

The purchase amount will be paid entirely in cash.

(iii)         The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on September 26, 2019. Members that desire to tender Class I Units or Class II Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)         Not applicable.

(v)          At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Class I Units and Class II Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Class I Units or Class II Units previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) suspend or postpone the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 28, 2019, and, in the event of such suspension or postponement, not to purchase or pay for any Class I Units or Class II Units tendered pursuant to the Offer; and (b) amend the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Class I Units or Class II Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)         Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Class I Units or Class II Units. Class I Units or Class II Units withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, September 26, 2019 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Class I Units or Class II Units on or prior to the expiration of the Offer on October 25, 2019 (i.e., the date at least 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Class I Units or Class II Units after such date.

(vii)        Members wishing to tender Class I Units or Class II Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on September 26, 2019 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Class I Units or Class II Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Class I Units or Class II Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Class I Units and Class II Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Class I Units and Class II Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Class I Units or Class II Units.

(ix)         If Class I Units and Class II Units in excess of approximately 25.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Class I Units and Class II Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Class I Units and Class II Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Class I Units and Class II Units tendered as well as any Class I Units and Class II Units tendered during the extended Offer; or (c) accept Class I Units and Class II Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis, disregarding fractions, according to the portion of the Class I Units or Class II Units requested by each Member to be repurchased as of the Notice Due Date. The Offer may be extended, amended, suspended or postponed in various other circumstances described in Item 4(a)(1)(v) above.

(x)          The purchase of Class I Units and Class II Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Class I Units or Class II Units. Members that retain their Class I Units or Class II Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Class I Units and Class II Units tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Class I Units or Class II Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Class I Units or Class II Units are made by new and existing Members from time to time. Payment for Class I Units and Class II Units purchased pursuant to the Offer may also require the Fund to tender a portion of its units in FEG Absolute Access Fund. Such a tender by the Fund could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings of FEG Absolute Access Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for FEG Absolute Access Fund. In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of FEG Absolute Access Fund.

(xi)         Not applicable.

(xii)        The following discussion is a general summary of the federal income tax consequences of the purchase of Class I Units and Class II Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Class I Units or Class II Units by the Fund pursuant to the Offer.

A Member will generally recognize a taxable gain or loss on a sale of their Class I Units or Class II Units in an amount equal to the difference between their tax basis in the Class I Units or Class II Units and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Class I Units or Class II Units of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Class I Units or Class II Units of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Class I Units or Class II Units are disposed of, such as pursuant to a dividend reinvestment in Class I Units or Class II Units of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Class I Units or Class II Units acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Class I Units or Class II Units.

(2)	Not applicable.

(b)          Any Class I Units or Class II Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Class I Units or Class II Units.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2011 (as most recently amended on July 31, 2019 and as it may be further amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Class I Units or Class II Units, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Class I Units or Class II Units from Members from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is whether FEG Absolute Access Fund is making a contemporaneous offer to repurchase units in FEG Absolute Access Fund. The Registration Statement also states that the Adviser anticipates recommending to FEG Absolute Access Fund’s board of directors that FEG Absolute Access Fund offer to repurchase FEG Absolute Access Fund units from Members twice a year. The Fund registered with the SEC on February 11, 2011 and has previously made sixteen offers to purchase Units from Members as a registered fund.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors; and (ii) any other person, with respect to the Class I Units or Class II Units.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Class I Units and Class II Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)          Class I Units and Class II Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Class I Units and Class II Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Class I Units and Class II Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Directors.

(c)          The Fund has applied for an exemption with the Securities and Exchange Commission (“SEC”) to allow the Fund to offer multiple classes of Units, and the SEC granted the exemptive order on September 9, 2015. Prior to issuing multiple classes, the class of Units then currently offered had been redesignated “Class I Units.” As of the date of this tender, the Investment Manager to the Fund is the only shareholder of Class II Units, and the investment is the original seed investment. Class II Units are expected to commence operations at an appropriate time in the future when additional subscriptions are available. Aside from the foregoing actions, none of the Fund, the Adviser or the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Class I Units or Class II Units (other than the Fund’s intention to accept subscriptions for Class I Units or Class II Units on the first day of each month and from time to time in the discretion of the Board of Directors), or the disposition of Class I Units or Class II Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Class I Units and Class II Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Fund expects that the amount offered for the purchase of Class I Units and Class II Units pursuant to the Offer, which will not exceed approximately 25.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s units in FEG Absolute Access Fund or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Class I Units and Class II Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, or (2) a portion of its units in FEG Absolute Access Fund (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Class I Units and Class II Units tendered.

(b)          There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)          Not applicable.

(d)          FEG Absolute Access Fund LLC has entered into a committed line of credit which in its sole discretion may be used to borrow funds to purchase Class I Units and Class II Units tendered in connection with FEG Absolute Access Fund LLC’s Offer. The Fund has not entered into such a committed line of credit, but may contemplate entering into one in the future. Depending on the dollar amount of Class I Units and Class II Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Class I Units and Class II Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, or from a tender of a portion of its units in FEG Absolute Access Fund.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on June 30, 2019 estimated values, Kevin J. Conroy, Director of the Fund, does not have any beneficial ownership in the Fund.

Based on June 30, 2019 estimated values, Gregory J. Hahn, Director of the Fund, does not have any beneficial ownership in the Fund.

Based on June 30, 2019 estimated values, David C. Hyland, Director of the Fund, does not have any beneficial ownership in the Fund.

(b)          Other than the acceptance of subscriptions with respect to Class I Units as of July 1, 2019 and August 1, 2019, there have been no transactions involving Class I Units or Class II Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)          (1)         The Fund commenced operations on April 1, 2011. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 10, 2012; Audited Financial Statements for the Fiscal Year Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 7, 2013; Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 9, 2013; Audited Financial Statements for the Fiscal Year Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014; Unaudited Financial Statements for the Period Ended September 30, 2014, previously filed with the SEC on Form N-CSR on December 8, 2014; Audited Financial Statements for the Fiscal Year Ended March 31, 2015, previously filed with the SEC on Form N-CSR on June 9, 2015; Unaudited Financial Statements for the Period Ended September 30, 2015, previously filed with the SEC on Form N-CSR on December 9, 2015; Audited Financial Statements for the Fiscal Year Ended March 31, 2016, previously filed with the SEC on Form N-CSR on June 9, 2016; Unaudited Financial Statements for the Period Ended September 30, 2016, previously filed with the SEC on Form N-CSR on December 7, 2016; Audited Financial Statements for the Fiscal Year Ended March 31, 2017, previously filed with the SEC on Form N-CSR on June 23, 2017; Unaudited Financial Statements for the Period Ended September 30, 2017, previously filed with the SEC on Form N-CSR on December 8, 2017; Audited Financial Statements for the Fiscal Year Ended March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; Unaudited Financial Statements for the Period Ended September 30, 2018, previously filed with the SEC on Form N-CSR on December 7, 2018; and Audited Financial Statements for the Fiscal Year Ended March 31, 2019, previously filed with the SEC on Form N-CSR on June 6, 2019.

(2)         The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)         Not applicable.

(4)         NAV per Unit $1,170.39 (6/30/2019).

(b)          The Fund’s assets will be reduced by the amount of the tendered Class I Units and Class II Units that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2)	None.

(3)         Not applicable.

(4)         Not applicable.

(5)         None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Class I Units and Class II Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS FUND I LLC

By:	/s/ Kevin J. Conroy
Name: Kevin J. Conroy
Title: President

August 28, 2019

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Class I Units and Class II Units.